UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission file number: 001-34743

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Hallador Energy Company

Full Name of Registrant

1183 East Canvasback Drive

Address of Principal Executive Office (Street and Number)

Terre Haute, IN 47802

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hallador Energy Company (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 by the prescribed due date because the Company is still compiling information for its disclosures related to an amendment to its existing credit agreement anticipated to be executed within the next few business days and as it finalizes entries related to its tax provision and other matters. The Company does, however, expect to file the Form 10-Q within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence D. Martin	812	299-2800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The culmination of supply constraints, input price increases, and lower productivity at the Company's mines for the three months ended March 31, 2022 substantially increased its coal division’s costs leading to an expected net loss of $10 - $11 million for the three months ended March 31, 2022, which exceeds the net loss of $1.0 million for the three months ended March 31, 2021. This also resulted in positive, but lower than expected adjusted EBITDA for the three months ended March 31, 2022.  Adjusted EBITDA is a non-GAAP number that we use to provide information to our investors but should not be considered a substitute for GAAP net loss or  net income.

Hallador Energy Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Lawrence D. Martin
	Name:	Lawrence D. Martin
	Title:	Chief Financial Officer